August 30, 2011

Sarah Cogan, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY   10017

> **Re: Western Asset Middle**
> **Market Income Fund Inc.**
> **File Nos. 333-175535; 811-22582**

Dear Ms. Cogan:

        We have reviewed the registration statement on Form N-2 for Western Asset
Middle Market Income Fund Inc. (the "Fund"), filed on July 13, 2011 with the
Commission under the Securities Act of 1933 (the "33 Act") and the Investment
Company Act of 1940 (the "1940 Act"). We have the following comments.

Prospectus Cover Page

1.   Please define the term "Managed Assets" when it is first used. Please clarify the
meaning of the term "high income" in contrast to "income." Also, given the recent
financial news concerning the inability of middle market companies to obtain financing,
and the downgrading of securities issued by them, please revise the cover page to
highlight these developments and the risks of investing in the Fund.

2.   Please inform the staff of the basis for the statement that "middle market" refers
to companies with annual revenues of between $100 million to $1 billion. Specifically,
disclose how this range was chosen. Also, briefly describe the nature of middle market
companies and compare them with non-middle market companies.

3.   Please advise the staff whether the FINRA has reviewed and approved the terms
of the underwriting agreement. Also, on the cover page, please add risk disclosure
attendant to investing in junk bonds and state that an unlimited amount of the Fund's
assets may be invested in derivatives.

4.   On the front cover page of the prospectus, please put in bold-faced type a legend
that investing in junk bonds is speculative and presents a high degree of risk.

Leverage

5.   Please disclose the percentage limitation on borrowing using reverse repurchase agreements. If there is no percentage limit, disclose this and the attendant risks.

6.   Please disclose whether the Fund may borrow for purposes other than leverage.

7.   Please disclose why the Fund will sell securities short. Also, confirm that the costs of selling short for the upcoming year are reflected in "Other" expenses in the fee table.   Also, please disclose the limit on the amount of accounts the Fund may sell short.

8.   Please disclose the estimated duration of the Fund's anticipated duration which is omitted. We may have further comments after this information is provided.

9.   Please disclose the total amount of borrowing the Fund may have outstanding.

10.   Please disclose whether the Fund expects to obtain a line of credit (borrowing) from a financial institution, and, if so, are there any terms that materially affect the Fund (*e.g.*, any pledge of assets or limits on portfolio instruments).

11.   The prospectus states that the Fund has no current intention to issue preferred stock. Please disclose that the Fund will not issue preferred shares or debt during its first twelve months of operations. If not, we will have further comments.

12.   Please clarify what is meant by "managing Asian (excluding Japan), Japanese…fixed income mandates" in the section titled "Manager and Sub-adviser."

Prospectus Summary

Investment Objectives/ Investment Strategies

13.   Please clarify the meaning of "non-middle market issuers"

14.   Please disclose whether the Fund selling securities prior to their maturity at a loss is part of the Fund's Temporary Defensive Strategies.

Derivatives

15.   The prospectus states that the Fund may invest without limit in derivative instruments related to currencies and interest rates. Please confirm that the Fund has made adequate disclosure in this regard. *See Letter to Investment Company Institute, "Derivatives-Related Disclosures by Investment Companies"* (July 30, 2010).

16.   Please reconcile the policy on derivatives regarding the ability to invest without limit in derivatives related to currencies and inherent risks, with the name of the Fund and the Fund's policy to invest in the securities of middle market companies.

17.   With regard to all derivatives, disclose specifically if the Fund will sell or write the derivatives. Also, disclose the unlimited risk potential this creates.

Distributions

18.   Will the quarterly distributions under the managed distribution policy the Fund intends to implement in the future include return of capital distributions? If so, the disclosure needs to be revised to discuss all the ramifications from distributions with returns of capital.

Manager

19.   The prospectus states that the Fund will pay all of its offering expenses, however, the fee table states that the Adviser pays them. Please reconcile, otherwise state that the common shareholders of the Fund pays them. Please disclose that the subadviser also has an incentive to leverage the Fund.

Sub-adviser

20.   Please explain what is meant by "supervised affiliates."

21.   Please advise the staff why the fees paid by the adviser to Western Singapore, Western Japan and Western Asset Limited is based on net assets, while the Adviser and Subadviser fees are paid based on gross or managed assets.

22.   Please disclose the Fund's liquidity policy and the percentage of assets the Fund may invest in illiquid assets.

Below Investments (High-Yield or Junk Bond) Securities Risk

23.   Please disclose that not only may the Fund lose its entire investment, the shareholders may also lose their entire investment in the Fund. Please disclose the percentage the Fund intends to invest in foreign securities, emerging markets, and high-yield or junk bonds.

24.   Please disclose what the portfolio of the Fund will be under current market conditions in terms of debt versus equity ratio.

25.   Please disclose whether the Fund's investing in foreign securities as part of the 80% in middle market companies. If so, please state whether the Fund uses the same market capitalization test in order to determine what is a middle market company.

Summary of Fund Expenses

26.   Please add "(as a percentage of offering price)" to the line item titled "Sales Load."

27.   Given there is no line item in the fee table for acquired fund fees and expenses, please confirm that there none exist, or that they are less than one basis point of average net assets of the Fund and are included within "other" expenses.

28.   Briefly define "Plan Agent" in footnote 3 to the fee table.

29.   In the paragraph introducing the table, please remove "Total Annual Expenses" from the second sentence. Please state that "Other" is estimated.

30.   Please clarify the meaning of Managed Assets in footnote 4, and clarify that the table is based on net assets. The footnote should explain how managed assets are converted to net assets.

31.   Please disclose the assumption on the amount the Fund expects to borrow (including through preferred securities) in the first year.

32.   Please delete the entire content in footnote 7 to the fee table, given that the Fund does anticipate leveraging.

Portfolio Contents

33.   Please disclose the type of credit default swaps the Fund will buy and sell, and whether they will be based on the fixed income securities in the portfolio or on some other basis. Also, disclose the percentage limit the Fund may sell and the risks to the Fund of such investments.

34.   Please disclose whether structured notes and related instruments will be used to satisfy the 80% test. State who issues the structured notes and what creditworthiness standards the Fund will use to evaluate them.

Effects of Leverage

35.   Please briefly disclose in the table reflecting the issuance of leverage the time period involved, the purpose of the total return percentages, and, in plain English, what a common stockholder can deduce from the table.

36.   Please disclose whether the Fund has entered into negations for a credit facility. Disclose that the lender under a credit facility may impose certain limitations on the Fund, such as a limitation on the amount of illiquid securities it may hold.

Risks

37.   Please disclose more fully how the managed distribution policy will be implemented.

38.   Please state that a conflict of interest is created by the advisory fees based on managed assets because the adviser has a financial incentive to utilize leverage.

39.   Please disclose the anti-takeover provisions in the risks or cross-reference the discussion that appears later in the prospectus.

40.   Please disclose that the board will not elect to be subject to the business combination statue without the prior written consent of the staff of the Commission.

41.   Please add the term "to the Underwriters by the Adviser" after the heading titled "Additional Compensation."

Advisory Fees

42.   Please confirm that leveraging through derivatives does not constitute a "borrowing" for purposes determining "managed assets" and the fee under the advisory contract.

Statement of Additional Information

43.   The statement in the section (1) of Investment Restrictions which states "except as otherwise described in the prospectus" would make the current prospectus a part of the fundamental policies. If this is the intent, any change to the prospectus concerning senior securities may require shareholder vote.

44.   Please add a discussion of the borrowing permitted by a closed-end fund under the 1940 Act in connection with the disclosure of the Fund's ability to issue senior securities.

45.   Please add the phrase "or group of industries" after the phrase "in any one industry." Please delete the clause regarding municipal securities in paragraph (4) of the section titled "Investment Restrictions." Also, please delete the sentence on page 28 beginning with "References to the qualifications, attributes and skills of the Directors are pursuant to requirements of the SEC, do not constitute holding out of the Board or any Director as having any special expertise or experience…".

46.   The Fund's borrowing policy states that it may borrow up to an amount permitted by the 1940 Act. Disclose in narrative text following the enumerated fundamental policies what is currently permitted under the 1940 Act.

General Comments

47.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosure made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

48.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, each should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        Please respond to this letter by filing pre-effective amendments pursuant to Rule 472 under the Securities Act of 1933. Please respond to all comments. Where no change will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6985.

Sincerely,

Valerie J. Lithotomos
Senior Counsel